Exhibit 99.1

Aesthetic Medical International Holdings Group Limited Announces Termination of Agreement to Acquire Controlling Interest in Guangdong Hanfei Investment Management Co., Ltd.

Shenzhen, China, January 4, 2021 (GLOBE NEWSWIRE) -- Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, today announced that the Company has terminated the agreement to acquire a 51% equity interest in Guangdong Hanfei Investment Management Co., Ltd. (“Hanfei”), previously announced on July 14, 2020. The termination was a result of amicable negotiation of the parties following Hanfei’s failure to meet the agreed-upon performance target largely due to the impact from the COVID-19 pandemic.

Dr. Zhou Pengwu, the Chairman and CEO of the Company, commented, “We sincerely regret that the current market and economic condition caused by the COVID-19 pandemic does not set the right stage for the acquisition of Hanfei, and we have determined that it is in the best interest of our shareholders to call off the transaction at this time. Our overall strategy, however, remains steadfast, and we will actively implement our acquisition strategy. Going forward, we will continue to investigate and pursue attractive opportunities in strategic investment and acquisition to address the growing demand for aesthetic medical services nationwide and generate greater shareholder value.”

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across major cities in mainland China, with presence in Hong Kong and Singapore. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, and general medical services and other aesthetic services. According to certain third-party industry consultant, AIH was the third largest private aesthetic medical services provider in China in terms of revenue in 2018. For more information regarding the Company, please visit: https://ir.aihgroup.net/.

Safe Harbor Statement

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com